RA 2/25

[redacted]

09055466

…CHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17359

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonegate Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

5950 Sherry Lane, Suite 410
(No. and Street)

Dallas	Texas	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott R. Griffith — 214-987-4121
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

718 Paulus Avenue	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form diplays a currently valid OMB control number.

SEC 1410 (06-02)

3/22

OATH OR AFFIRMATION

I, Scott R. Griffith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Stonegate Securities, Inc., as of December 31, ,20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follow:

No Exceptions

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [X] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditors' report on internal accounting control
- [ ] (p) Schedule of segregation requirements and funs in aggregation - customers' regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Stonegate Securities, Inc.

We have audited the accompanying statement of financial condition of Stonegate Securities, Inc. (the "Company") as of December 31, 2008, and the related statements of income (loss) and changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financing reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonegate Securities, Inc. as of December 31, 2008, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McBee & Co

February 16, 2009

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

STONEGATE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

. . . . **ASSETS** . . . .

CURRENT ASSETS

Cash and Cash Equivalents		$ 139,436
Accounts Receivable - Trade		49,229
Accounts Receivable - Other		100,898
	TOTAL	$ 289,563

. . . . **LIABILITIES AND STOCKHOLDER'S EQUITY** . . . .

CURRENT LIABILITIES

Accounts Payable		$ 21,677
Accounts Payable - Parent		5,856
Total		27,533

COMMITMENTS AND CONTINGENCIES (Notes 6 and 7)

STOCKHOLDER'S EQUITY

Common Stock, $1 par value, 800,000 shared authorized, 1,000 shares issued and outstanding		1,000
Additional Paid-in Capital		363,500
Accumulated Deficit		(102,470)
Total		262,030
	TOTAL	$ 289,563

See Notes to Financial Statements

STONEGATE SECURITIES, INC.

STATEMENT OF INCOME (LOSS) AND CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE	$ 1,017,065
EXPENSES	
Operating, General, and Administrative Expenses (Note 8)	1,157,862
LOSS FROM OPERATIONS	(140,797)
OTHER INCOME	
Interest Income	1,287
LOSS BEFORE PROVISION FOR INCOME TAX	(139,510)
PROVISION FOR INCOME TAX (NOTE 3)	5,856
NET LOSS	(145,366)
SHAREHOLDER'S EQUITY	
Accumulated Deficit:	
Beginning of Year	42,896
End of Year	$ (102,470)

See Notes to Financial Statements

STONEGATE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOW FROM OPERATING ACTIVITIES	
Net Loss	$ (145,366)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:	
Change in operating assets and liabilities decrease (increase) in:	
Accounts receivable - trade	(48,159)
Accounts receivable - others	(126,771)
Accounts payable	4,786
Accounts payable - parent	(7,321)
Total adjustments	(177,465)
Net Cash Used by Operating Activities	(322,831)
NET DECREASE IN CASH	
Beginning of Year	462,267
End of Year	$ 139,436

See Notes to Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS

Stonegate Securities, Inc. (the "Company') was incorporated in Texas, in 1972. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Dallas, Texas. The Company is a wholly-owned subsidiary of Griffith Shelmire Partners, Inc. (the "Parent"). The Company's main source of revenue is providing investment banking services to public companies throughout the United States.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash, accounts receivable, accounts payable and accrued expenses are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

3. INCOME TAX

The Company files a consolidated Federal and state income tax return with the Parent. Any resulting Federal and state provision or benefit for income taxes is recorded as receivable from or payable to the Parent. The Federal income tax rate is approximately 35 percent. The provision of state income tax approximates $5,800 for the year ended December 31, 2008.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the Company had net capital of $120,971, which was $115,971 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.2 to 1.

5. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk include a money market account and cash on deposit with two financial institutions. Accounts are insured for up to $100,000 by the U.S. Federal Deposit Insurance Corporation. As of December 31, 2008 the balance was less than $100,000.

6. LEASE COMMITMENTS

The Company leases office space under an operating lease. Rental expense approximated $160,000 for 2008. The terms of the lease generally require the Company to provide liability insurance and cover certain general operating expenses with provision for escalations. The aggregate future minimum rentals under this operating lease agreement are as follows:

Year Ending December 31,	
2009	$ 162,523
2010	27,171
Total	$ 189,694

7. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

8. RELATED PARTY TRANSACTIONS

The Company is provided equipment and general and administrative services by Parent. The Company pays the Parent a discretionary management fee. For the year ended December 31, 2008, the Company paid management fee to the Parent of $355,000, which has been reflected in the accompanying statement of operations, in operating, general and administrative expenses. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

SUPPLEMENTAL INFORMATION

STONEGATE SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

NET CAPITAL	
Total Shareholder's Equity Qualified for Net Capital	$ 262,030
Deductions	140,120
Net Capital before Haircuts	121,910
Haircuts on Securities Cash and Cash Equivalents	939
Net Capital	$ 120,971
AGGREGATE INDEBTEDNESS	
Accounts Payable	$ 27,533
Total Aggregate Indebtedness	$ 27,533
NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 115,971
Excess net capital at 1000%	$ 118,217
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.2 to 1

No material differences existed between the audited Computation of Net Capital and the corresponding unaudited form X-17A-5, Part IIA

See Notes to Financial Statements

STONEGATE SECURITIES, INC.

SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENT OF THE SECURITIES AND EXCHANGE COMMISSION UNDER RULE 15c3-3
AS OF DECEMBER 31, 2008

Stonegate Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers will be processed by a correspondent broker dealer; therefore, the Company is exempt from the "Computation of the Reserve Requirement Under Rule 15c3-3".

The Company operates under a separate "Fully Disclosed Correspondent Agreement" with First Southwest Securities, Inc.

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Stonegate Securities, Inc.

In planning and performing our audit of the financial statements of Stonegate Securities, Inc. (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such

purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

February 16, 2009

McBee & Co.

A Professional Corporation
Certified Public Accountants

STONEGATE SECURITIES, INC.

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2008

AND

FOR THE YEAR THEN ENDED

AND

INDEPENDENT AUDITORS' REPORT